2006

CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS’ REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust ("PET") as at December 31, 2006 and 2005 and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of PET's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PET as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Signed”

KPMG LLP

Chartered Accountants

Calgary, Canada

March 6, 2007

MANAGEMENT’S REPORT

The consolidated financial statements of PET are the responsibility of Management and have been approved by the Board of Directors of the administrator of PET. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on PET’s financial results prepared in accordance with Canadian GAAP. It compares the PET’s financial performance in 2006 to 2005 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over PET’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at PET provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment according to these criteria, Management concluded that internal control over financial reporting is effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the unitholders.

The independent external auditors, KPMG LLP, have been appointed by the unitholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, the Company’s financial position, results of operations and cash flows in accordance with Canadian GAAP. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

“Signed”

“Signed”

Susan L. Riddell Rose	Cameron R. Sebastian
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer
March 6, 2007

Paramount Energy Trust

Consolidated Balance Sheets

As at	December 31, 2006	December 31, 2005
($ thousands)

Assets
Current assets
Accounts receivable	$ 43,446	$ 57,837
Financial instruments (notes 2 and 12)	21,355	-
	64,801	57,837

Property, plant and equipment (notes 4 and 5)	699,853	728,173
Goodwill	29,129	29,129
Other assets (note 3)	8,419	5,269
Financial instruments (notes 2 and 12)	3,562	-
	$ 805,764	$ 820,408

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 43,236	$ 36,910
Distributions payable	17,037	19,796
Bank and other debt (note 7)	228,657	168,106
	288,930	224,812

Gas over bitumen royalty adjustments (note 15)	45,354	41,789
Asset retirement obligations (notes 4 and 11)	109,437	94,276
Convertible debentures (note 8)	157,391	64,888
Non-controlling interest (note 6)	1,939	-

Unitholders’ Equity
Unitholders’ capital (note 9)	812,174	769,210
Equity component of convertible debentures (note 8)	4,527	490
Contributed surplus (note 10)	5,760	4,052
Deficit	(619,748)	(379,109)
	202,713	394,643
	$ 805,764	$ 820,408
See accompanying notes Basis of presentation and accounting policies: note 1 Commitments and contingency: notes 12,13, 14 and 15 Subsequent event: note 16
“SIGNED”		“SIGNED”
John W. Peltier		Donald J. Nelson
Director		Director

Paramount Energy Trust

Consolidated Statements of Earnings (Loss) and Deficit

	Year Ended December 31
	2006	2005
($ thousands except per Unit amounts)

Revenue
Oil and natural gas	$ 401,635	$ 442,781
Royalties	(65,976)	(88,746)
Realized gain/(loss) on financial instruments (notes 2 and 12)	19,211	(18,040)
Unrealized gain on financial instruments (notes 2 and 12)	24,917	-
Gas over bitumen revenue (note 15)	14,887	-
	394,674	335,995

Expenses
Operating	83,973	64,016
Transportation	11,870	13,688
Exploration	16,345	19,808
General and administrative	19,972	13,800
Interest and other	11,710	8,283
Interest on convertible debentures	10,423	6,314
Write-down of property, plant and equipment (note 4)	58,727	-
Depletion, depreciation and accretion	199,239	149,735
	412,259	275,644
Earnings (loss) before income taxes	(17,585)	60,351
Future income tax reduction (note 14)	-	1,519
Current taxes (note 5)	(1,295)	-
	(1,295)	1,519
Net earnings (loss) before non-controlling interest	(18,880)	61,870
Non-controlling interest (note 6)	30	-
Net earnings (loss)	(18,850)	61,870
Deficit, beginning of period	(379,109)	(235,947)
Distributions	(221,789)	(205,032)
Deficit, end of year	$ (619,748)	$ (379,109)

Earnings (loss) per Trust Unit (note 1(d))
Basic and diluted	$ (0.22)	$ 0.82

Distributions per Trust Unit	$ 2.64	$ 2.72

See accompanying notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Year Ended December 31
	2006	2005
($ thousands)

Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (18,850)	$ 61,870
Items not involving cash
Depletion, depreciation and accretion	199,239	149,735
Trust Unit-based compensation (note 10)	3,337	1,993
Future income tax reduction	-	(1,519)
Unrealized gain on financial instruments	(24,917)	-
Write-down on property, plant and equipment	58,727	-
Amortization of other assets	1,825	700
Non-controlling interest	(30)	-
Gas over bitumen royalty adjustments (note 15)	17,241	30,589
Gas over bitumen revenue (note 15)	(13,677)	-
Expenditures on asset retirement obligations	(3,095)	(660)
Change in non-cash working capital	7,454	(5,359)
	227,254	237,349

Financing activities
Issue of Trust Units	13,936	171,052
Distributions to Unitholders	(198,974)	(176,071)
Issue of convertible debentures	95,626	96,000
Change in bank and other debt	60,551	(3,592)
Change in non-cash working capital and other assets	(2,903)	5,172
	(31,764)	92,561

Investing activities
Acquisition of investment	-	(1,243)
Disposal of investment	-	594
Acquisition of properties and corporate assets	(98,716)	(287,223)
Exploration and development expenditures	(124,501)	(43,046)
Proceeds on sale of property and equipment	17,689	6,285
Change in non-cash working capital	10,038	(5,277)
	(195,490)	(329,910)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

Interest paid	$ 19,940	$ 15,128
Taxes paid	$ 293	$ 457

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in $ thousands except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units (“Trust Units” or “Units”) of PET (the "Unitholders").  PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT.  As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT.  In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

a)

Principles of consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned with the exception of Severo Energy Corporation (see note 6).

b)

Petroleum and natural gas operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations.  Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized.  The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.  Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate.  An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value.  The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from five percent to 33 percent.

c)

Asset retirement obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment.  The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period.  Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)

Per Unit information  Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding (2006 - 83,939,566; 2005 – 74,997,667). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted earnings (loss) per Trust Unit for the year ended December 31, 2006, nil net Trust Units were added to the weighted average number of Trust Units outstanding (2005 – 740,066 net Trust Units) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted earnings (loss) per Trust Unit 341,875 incentive rights, as well as 7,057,937 potentially issuable Trust Units through the 2005 and 2006 6.25% Convertible Debentures (see note 8), were excluded as the exercise and conversion prices were out of the money at December 31, 2006 (2005 – 175,000 incentive rights, 2,992,558 potentially issuable Trust Units through the 2005 6.25% Convertible Debentures).

e)

Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

f)

Financial instruments  Financial instruments may be utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in earnings as realized gains/(losses) on financial instruments during the same period as the corresponding hedged position.

Effective January 1, 2006 PET prospectively applied fair value accounting for all financial forward natural gas and foreign exchange contracts (see note 2).  Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and amortized into earnings over the contractual life of the associated instrument.  Changes in fair value of these financial instruments as well as fair values of other financial forward natural gas and foreign exchange contracts are recorded to earnings.

g)

Income taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders.  As the Trust distributes all of its taxable income to the Unitholders pursuant to the PET Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements related to the operations of the Trust (see note 14). The Administrator has no tax balances.

PET’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

h)

Incentive plans  PET has a Unit Incentive Plan and a Bonus Rights Plan as described in note 10.   Incentive Rights granted under the Unit Incentive Plan are accounted for using the fair-value based method and expensed over the estimated life of the Incentive Rights.  Upon the exercise of the rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.

Rights granted under the Bonus Rights Plan are charged to earnings in the period they vest, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

i)

Measurement uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by PET’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

j)

Revenue recognition  Revenue associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Trust to its customers.

k)

Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

l)

Gas over bitumen royalty adjustments The majority of royalty adjustments received are recorded as a liability as PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences.  Therefore, these royalty adjustments will be included in earnings when such determination can be made.  For certain wells which have been sold to a third party, the Trust continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer.  Adjustments received for these wells are recorded as revenue.

m)

Convertible debentures  The Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.

2.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006 PET prospectively applied fair value accounting for all financial forward natural gas and foreign exchange contracts.  The Trust previously accounted for financial forward natural gas contracts using hedge accounting.  Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and amortized into earnings over the contractual life of the associated instrument.  Changes in fair value of these financial instruments from January 1, 2006 to December 31, 2006 as well as fair values of other financial forward natural gas and foreign exchange contracts as at December 31, 2006 are recorded to earnings.

The impact of this accounting policy change on the Trust’s consolidated financial statements at January 1, 2006 resulted in the recognition of financial instrument liabilities with a fair value of $20.5 million and a deferred loss of $20.5 million which has been recognized into net earnings over the life of the related contracts.  At December 31, 2006 all of the initial deferred loss of $20.5 million had been amortized into the earnings (see note 12).

3.

OTHER ASSETS

	December 31, 2006	December 31, 2005
Convertible debenture issue costs	$ 5,419	$ 2,269
Investment	3,000	3,000
	$ 8,419	$ 5,269

Convertible debenture issue costs are amortized to earnings over the life of the related debentures and any unamortized amounts are reclassified to Unitholders’ capital as and when debentures are converted to Trust Units.  As at December 31, 2006, accumulated amortization of $1.2 million (2005 - $0.6 million) has been recognized in these financial statements.  During the year ended December 31, 2006 the Trust incurred $4.4 million in convertible debenture issue costs associated with the issuance of the 2006 6.25% Convertible Debentures (see note 8).

The investment of $3.0 million is related to PET’s 11 percent interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  PET exchanged certain oil and gas assets for 4.0 million shares in Sebring in January 2005.  This investment is accounted for on a cost basis.

4.

PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006	December 31, 2005
Petroleum and natural gas properties	$ 1,426,035	$ 1,274,639
Asset retirement costs	99,059	87,990
Corporate assets	17,287	16,020
	1,542,381	1,378,649
Accumulated depletion and depreciation	(842,528)	(650,476)
Net book value of property, plant and equipment	$ 699,853	$ 728,173

Property, plant and equipment costs include undeveloped land of $80.9 million (2005 - $83.9 million) and $19.5 million of costs (2005 - $32.5 million) related to shut-in gas over bitumen reserves (note 15), which are not being depleted due to the non-producing status of the related wells.

At December 31, 2006 the Trust recorded a write-down to property, plant and equipment in the amount of $58.7 million as a result of prescribed successful efforts impairment tests related to the Trust’s properties.

5.

ACQUISITIONS

a)

AcquireCo  On February 16, 2006 PET acquired a private Alberta company (“AcquireCo”) for consideration of $91.1 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition.

Property, plant and equipment	$ 94,004
Land	2,800
Working capital deficiency	(5,014)
Cash	551
Asset retirement obligations	(1,216)
Cash consideration paid	$ 91,125

b)

Northeast Alberta  On May 17, 2005 the Trust acquired producing natural gas properties in northeast Alberta (“Northeast Alberta Assets”) for an aggregate cash purchase price of $273.5 million.  In 2006, PET paid $1.3 million in income taxes related to net operating income earned by the Northeast Alberta Assets prior to the closing date of the acquisition.  As the purchase price equation for this acquisition has been finalized, this amount has been charged to earnings in 2006.

Property, plant and equipment acquired	$ 286,768
Asset retirement obligations	(13,267)
Net cash purchase price	$ 273,501

6.

NON-CONTROLLING INTEREST

In August 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and 1% partnership interest in Severo Partnership.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants of the Trust and Severo for proceeds of approximately $2.0 million representing approximately 6 percent of the issued common shares of Severo. At the conclusion of the transaction PET owned approximately 94 percent of Severo.

PET has nominated two representatives of the three person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interests.

7.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (the “Credit Facility”).  The Credit Facility currently has a borrowing base of $310 million, consisting of a demand loan of $300 million and a working capital facility of $10 million.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $2.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.  The Trust’s lenders reconfirmed the borrowing base under its credit facility at $310 million for a further six months as at October 1, 2006.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at December 31, 2006 was 5.2% (2005 – 4.2%).

8.

CONVERTIBLE DEBENTURES

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the year ended December 31, 2006, $2.6 million of 2005 6.25% Convertible Debentures were converted resulting in the issuance of 136,170 Trust Units.

The Trust’s 8% convertible unsecured subordinated debentures issued on August 10, 2004 (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.  During the year ended December 31, 2006, $1.5 million of 8% Convertible Debentures were converted resulting in the issuance of 104,775 Trust Units.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At December 31, 2006, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $5.9 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $54.7 million, and $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $99.0 million.

	8% Series		2005 6.25% Series		2006 6.25% Series
	Number of debentures	Amount	Number of debentures	Amount	Number of debentures	Amount	Total Amount
Balance, December 31, 2004	38,419	$38,419	-	$ -	-	$ -	$ 38,419
April 26, 2005 issuance	-	-	100,000	100,000	-	-	100,000
Portion allocated to equity	-	-	-	(846)	-	-	(846)
Accretion of non-cash interest expense	-	-	-	118	-	-	118
Converted into Trust Units	(31,065)	(31,065)	(42,094)	(41,738)	-	-	(72,803)
Balance, December 31, 2005	7,354	$ 7,354	57,906	$ 57,534	-	-	64,888
April 6, 2006 issuance	-	-	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	-	-	(4,059)	(4,059)
Accretion of non-cash interest expense	-	-	-	117	-	549	666
Converted into Trust Units	(1,488)	(1,488)	(2,635)	(2,613)	(3)	(3)	(4,104)
Balance, December 31, 2006	5,866	$ 5,866	55,271	$ 55,038	99,997	$ 96,487	$ 157,391

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of debentures to Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at December 31, 2006	$ 4,527

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of special voting units. No special voting units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital during the years ended December 31, 2006 and 2005:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2004	65,326,971	$ 495,862
Units issued pursuant to Unit offering	9,500,000	160,075
Units issued pursuant to Unit Incentive Plan	438,250	4,013
Units issued pursuant to Distribution Reinvestment Plan	2,853,601	49,471
Units issued pursuant to conversion of debentures	4,363,022	73,158
Issue costs on convertible debentures converted to Trust Units	-	(2,685)
Trust Unit issue costs	-	(10,684)
Balance, December 31, 2005	82,481,844	769,210
Units issued pursuant to Unit Incentive Plan	299,875	2,211
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	2,138,606	36,273
Units issued pursuant to conversion of debentures	241,071	4,126
Issue costs on convertible debentures converted to Trust Units	-	(134)
Balance, December 31, 2006	85,186,011	$ 812,174

c)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Unit certificates to the Trustee, together with a properly completed notice requesting redemption.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units. The redemption amount will be payable on the last day of the following calendar month.  The "closing market price" will be the closing price of the Trust Units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust Units on that date, the average of the last bid and ask prices of the Trust Units on that date.

10.

INCENTIVE PLANS

a)

Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions.  The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting.  The grant price of the Incentive Rights (“Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted.  The exercise price of the Incentive Rights ("Exercise Price") shall, subject to certain limitations, be reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net property, plant and equipment on its balance sheet at each calendar quarter end.

The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units.

At December 31, 2006, a combined total of ten percent of total Trust Units outstanding had been reserved under the Unit Incentive Plan and the Bonus Rights Plan (see note 10 (b)).  As at December 31, 2006, 211,375 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (60,875 as of December 31, 2005).

PET used the binomial lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of grant
	2006	2005
Distribution yield (%)	3.1 – 5.0	1.7 – 3.7
Expected volatility (%)	21.5 – 24.5	21.0
Risk-free interest rate (%)	3.79 – 4.40	3.12 – 3.89
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 2.43	$ 2.91

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2004	$ 6.13	1,612,750
Granted	17.33	722,125
Exercised	3.50	(438,250)
Forfeited	12.37	(248,500)
Balance, December 31, 2005	10.79	1,648,125
Granted	15.00	2,493,675
Exercised	1.59	(299,875)
Forfeited	13.25	(197,250)
Balance, December 31, 2006	$ 14.30	3,644,675

The following summarizes information about Incentive Rights outstanding at December 31, 2006 assuming the reduced Exercise Price described above:

Range of exercise prices	Number outstanding at December 31, 2006	Weighted average contractual life (years)	Weighted average exercise price/ Incentive Right	Number exercisable at December 31, 2006	Weighted average exercise price/Incentive Right
$0.001	232,000	1.1	$ 0.001	-	$ -
$5.84 - $5.96	75,000	1.9	5.95	50,000	5.95
$6.65 - $11.61	300,875	2.7	7.15	25,625	7.66
$12.67 - $16.74	2,242,050	3.6	14.08	98,406	14.55
$16.81 - $21.00	794,750	4.1	18.11	37,344	17.21
Total	3,644,675	3.4	$ 14.30	211,375	$ 12.15

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2004	$ 4,536
Trust Unit-based compensation expense	1,993
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,477)
Balance, as at December 31, 2005	4,052
Bonus Rights reclassification	592
Trust Unit-based compensation expense	3,337
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,221)
Balance, as at December 31, 2006	$ 5,760

b)

Bonus rights plan

PET has in place a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the year ended December 31, 2006, $0.2 million in compensation expense was recorded in respect of the Bonus Rights granted ($0.6 million for the year ended December 31, 2005).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2004	-
Granted	25,478
Forfeited	(1,226)
Additional grants for accrued distributions	2,457
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(24,615)
Forfeited	(5,338)
Additional grants for accrued distributions	6,402
Balance, December 31, 2006	37,805

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $109.4 million as at December 31, 2006 based on an undiscounted total future liability of $213.7 million ($190.2 million – 2005).  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2020.  PET used a credit adjusted risk free rate of 7.1 percent (7.7 percent - 2005) to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	December 31, 2006	December 31, 2005
Obligation, beginning of period	$ 94,276	$ 34,116
Obligations incurred	9,856	8,232
Obligations acquired	1,213	13,267
Revisions to estimates	-	35,704
Expenditures for obligations during the period	(3,095)	(660)
Accretion expense	7,187	3,617
	$ 109,437	$ 94,276

12.

FINANCIAL INSTRUMENTS

As disclosed in Note 2, on January 1, 2006 the fair value of all outstanding forward financial natural gas contracts was recorded as a liability on the consolidated balance sheet with a corresponding net deferred loss.  The net deferred loss was recognized in 2006 net earnings over the life of the related contracts.  Subsequent changes in fair value after January 1, 2006 on these financial instruments were immediately recognized in net earnings.  The estimated fair value of all financial instruments recorded on the balance sheet at December 31, 2006 is based on quoted prices or, in their absence, third party market indications and forecasts.

December 31, 2006
Financial instrument asset – current (1)	$ 21,355
Financial instrument asset – long term (2)	3,562
Net financial instrument asset	$ 24,917

(1) Financial instruments which will settle prior to January 1, 2008.

(2) Financial instruments which will settle after December 31, 2007.

Realized gains on financial instruments, including natural gas commodity hedges and foreign exchange price hedges, recognized in net earnings for year ended December 31, 2006 totaled $19.2 million (loss of $18.0 million was recorded for year ended December 31, 2005).

Natural gas commodity hedges

At December 31, 2006 the Trust had entered into financial hedge and forward physical gas sales arrangements at AECO as follows:

Type of contract	Volumes at AECO GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
AECO fixed price - sold	36,000	$8.27	-	-	January – March 2007
AECO fixed price - bought	7,500	$7.66	-	-	January – March 2007
AECO collar - sold	5,000	-	$9.00	$10.00	January – March 2007
AECO collar - sold	5,000	-	$9.50	$11.00	January – March 2007
AECO fixed price - sold	40,000	$7.91	-	-	April – October 2007
AECO fixed price - bought	7,500	$7.09	-	-	April – October 2007
AECO fixed price - sold	37,500	$9.27	-	-	November 2007 – March 2008

At December 31, 2006 a $25.2 million unrealized gain was recorded in the consolidated statement of earnings related to the fair value of financial forward sales contracts entered into after January 1, 2006.  No deferred gains or losses were recorded related to these financial forward sales contracts.

PET had also entered into financial and physical forward gas sales arrangements based on the NYMEX index, as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	2,500	$7.82	January – March 2007
Financial	sold	2,500	$9.23	March 2007
Financial	bought	(2,500)	$8.85	March 2007
Financial	sold	2,500	$10.30	November 2007 – March 2008
Financial	bought	(2,500)	$10.24	November 2007 – March 2008
Physical	sold	2,500	$10.29	November 2007 – March 2008
Physical	sold	5,000	$6.68	April – October 2008

Foreign exchange price hedges

PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at December 31, 2006 are as follows:

Type of Contract	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	$1,000,000	1.1100	April – October 2008

At December 31, 2006 a $0.3 million unrealized loss was recorded in the consolidated statement of earnings related to the fair value of financial foreign exchange contracts.  No deferred gains or losses were recorded related to these financial contracts.

13.

COMMITMENTS

At December 31, 2006, the Trust had entered into physical gas sales arrangements as follows:

Type of contract	Volumes at AECO GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
AECO fixed price	22,500	$8.99	-	-	January – March 2007
AECO collar	5,000	-	$8.50	$11.00	January – March 2007
AECO collar	5,000	-	$9.00	$10.00	January – March 2007
AECO collar	5,000	-	$9.00	$11.00	January – March 2007
AECO fixed price	35,000	$8.04	-	-	April – October 2007
AECO fixed price	37,500	$9.69	-	-	November 2007 – March 2008

PET has entered into physical forward contracts to sell 2,500 MMBTU per day of natural gas at NYMEX at an average price of US $10.29/MMBTU for the period November 1, 2007 to March 31, 2008 and 5,000 MMBTU per day of natural gas at NYMEX at an average price of US $6.68/MMBTU for the period April 1, 2008 to October 31, 2008.

During the year ended December 31, 2006, the Trust entered into certain physical contracts to purchase natural gas from a third party at fixed prices or prices collars that were equivalent to or below the prices on existing physical contracts to sell natural gas to the same third party in order to effectively close out certain of its physical forward sales contracts at a premium.  As a result of entering into these purchase contracts the Trust will collect a total of $2.1 million over the terms of the contracts.

14.

INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2006	2005
Earnings (loss) before income taxes	$ (17,585)	$ 60,671
Less non-taxable earnings of the Trust	23,443	(74,135)
Loss for tax purposes	(41,028)	(13,464)
Combined federal and provincial tax rate (%)	35.30	39.09
Computed income tax reduction	(14,482)	(5,262)
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	467	1,681
Resource allowance	10	(507)
Valuation allowance	11,649	2,559
Change in tax rate	2,356	10
	$ -	$ (1,519)

On October 31, 2006, the Federal Government announced its intentions pertaining to taxation of publicly traded income trusts and the personal tax treatment of trust distributions (the “October 31 Proposals”).  The October 31 Proposals were tabled through a Ways and Means Motion passed in the House of Commons on November 7, 2006 as the first step in the Parliamentary review process.

If the Plan becomes enacted into law PET would record a significant future income tax liability, as the carrying values of the Trust’s assets are well in excess of the related tax values.  As the Plan is not yet enacted or considered substantively enacted, no future income tax liability has been recorded.

The components of the Trust’s subsidiaries’ future income tax liability at December 31 are as follows:

	2006	2005
Oil and natural gas properties	$ (1,924)	$ 6,903
Asset retirement obligations	(3,355)	(2,765)
Non-capital losses	(12,608)	(6,390)
Valuation allowance	18,073	2,559
Other	(186)	(307)
	$ -	$ -

For the entities within PET’s structure that are not subject to tax, the carrying amount of assets within those entities is $171.7 million higher than the related tax basis.

15.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in, increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2006 PET had recorded $60.3 million ($41.8 million at December 31, 2005) for cumulative gas over bitumen royalty adjustments received to that date.  Of this amount, $14.9 million has been recorded as revenue and $45.4 million has been recorded on the Trust’s balance sheet.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area to a third party. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the wells sold, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown. The Trust reclassified $13.7 million from the gas over bitumen liability on the balance sheet into revenues in the second quarter, representing all royalty adjustments received to date in respect of the disposed wells. Current royalty adjustments received in respect of these wells are recorded directly to revenue.

16.

SUBSEQUENT EVENT

On February 28, 2007 the Trust entered into an agreement to acquire certain oil and gas properties in northeast Alberta for $46.5 million.  The transaction is expected to close in March and will be financed from available credit facilities.